Exhibit 99.1

STEALTHGAS INC. REPORTS FIRST QUARTER 2025 FINANCIAL AND OPERATING RESULTS

ATHENS, GREECE, May 28, 2025. STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the first quarter ended March 31, 2025.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•

Strong profitability continued for the first quarter, with Net income of $14.1 million corresponding to a basic EPS of $0.38, similar to the previous quarter’s $14.2 million but reduced compared to the $17.7 million record at the time achieved in the first quarter of 2024.

•	Time Charter equivalent revenues decreased by 4.6% compared to the same period of last year to $36.9 million for the first quarter of 2025 as a result of a more muted market.

•

Preserved the high period coverage. About 70% of fleet days for 2025 are secured on period charters, with total fleet employment days for all subsequent periods generating over $165 million (excl. JV vessels) in contracted revenues.

•

Continued reducing leverage, making $34.4 million in debt repayments during the first quarter of 2025 and a further $19.2 million in the current quarter of 2025. Currently, all the vessels in the fully owned fleet except one are unencumbered.

•

Since the last quarterly announcement the Company has spent $1.8 million in share repurchases. Overall under the current program the Company has spent over $21.2 million in share repurchases since June 2023.

•	Maintaining ample cash and cash equivalents (incl. restricted cash) of $77.1 million as of March 31, 2025 enabling the Company to further reduce debt.

First Quarter 2025 Results1:

•

Revenues for the three months ended March 31, 2025 amounted to $42.0 million compared to revenues of $41.6 million for the three months ended March 31, 2024, based on an average of 28.0 vessels and 27.0 vessels owned by the Company, respectively, as the vessels remaining in the fleet earned higher revenues due to better market conditions.

•

Voyage expenses and vessels’ operating expenses for the three months ended March 31, 2025, were $5.1 million and $13.5 million, respectively, compared to $2.9 million and $11.5 million, respectively, for the three months ended March 31, 2024. The $2.2 million increase in voyage expenses was mainly due to an increase in port expenses and in bunkers costs as a result of the increase in spot market days for the fleet. The $2.0 million increase in vessels’ operating expenses was mainly due to increase in crew costs and maintenance expenses.

•

Drydocking costs for the three months ended March 31, 2025 and 2024 were $0.4 million and nil, respectively. Drydocking expenses during the first quarter of 2025 mainly relate to the commenced drydocking of one vessel, compared to no drydocking of vessels in the same period of last year.

•	General and administrative expenses remained stable at $2.2 million for both the three months ended March 31, 2025 and 2024.

•

Depreciation for the three months ended March 31, 2025 and 2024 was $6.7 million and $6.5 million, respectively, a $0.2 million increase is mainly related to the increase in average number of vessels owned by the Company and to the partial replacement of some of the older vessels with newer and larger ones which have a higher cost.

•

Impairment loss for the three months ended March 31, 2025 and 2024 was $0.5 million and nil, respectively. As a result of the agreed sale terms for the vessel Gas Cerberus, with delivery expected in the second quarter of 2025, a non-cash impairment loss of $0.5 million was recognized in the first quarter of 2025.

•

Interest and finance costs for the three months ended March 31, 2025 and 2024, were $1.4 million and $3.2 million, respectively. The $1.8 million decrease from the same period of last year is primarily due to continued debt prepayments.

•	Interest income for the three months ended March 31, 2025 and 2024, remained unchanged at $0.8 million.

•

Equity earnings in joint ventures for the three months ended March 31, 2025 and 2024 was a gain of $2.2 million and $2.6 million, respectively. The $0.4 million decrease was primarily due to decrease in number of vessels in joint ventures.

•

As a result of the above, for the three months ended March 31, 2025, the Company reported net income of $14.1 million, compared to net income of $17.7 million for the three months ended March 31, 2024. The weighted average number of shares outstanding, basic, for the three months ended March 31, 2025 and 2024 was 35.7 million and 35.1 million, respectively.

•	Earnings per share, basic, for the three months ended March 31, 2025 amounted to $0.38 compared to earnings per share, basic, of $0.49 for the same period of last year.

•

Adjusted net income was $16.1 million corresponding to an Adjusted EPS of $0.44 for the three months ended March 31, 2025 compared to Adjusted net income of $19.1 million corresponding to an Adjusted EPS of $0.53 for the same period of last year.

•	EBITDA for the three months ended March 31, 2025 amounted to $21.4 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

•	An average of 28.0 vessels were owned by the Company during the three months ended March 31, 2025 compared to 27.04 vessels for the same period of 2024.

[1]

EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS are non-GAAP measures. Refer to the reconciliation of these measures to the most directly comparable financial measure in accordance with GAAP set forth later in this release.

Fleet Update Since Previous Announcement

The Company announced the conclusion of the following chartering arrangements (of three or more months duration):

•	A twelve months time charter for its 2016 built LPG carrier Eco Dominator, until Mar 2026.

•	A twelve months time charter extension for its 2016 built LPG carrier Eco Nical, until May 2026.

•	A six months time charter extension for the 2012 built LPG carrier Gas Esco, until Sep 2025.

As of June 2025, the Company has total contracted revenues of approximately $165 million.

As of June 2025, for the remainder of the year, the Company has circa 70% of fleet days secured under period contracts and contracted revenues of approximately $72 million.

In April 2025, the Company entered into an agreement to sell the vessel Gas Cerberus to a third party, with delivery expected in the second quarter of 2025. The vessel is debt-free, and the full proceeds from the sale will contribute to the Company’s liquidity position.

The Company has agreed in principle to purchase back from one of its joint venture partners the remaining share (49.9%) which it does not already own in the two vessels Eco Lucidity and Gas Haralambos. The transaction is subject to entry into definitive documentation and customary conditions and is expected to take place within June 2025. Following this transaction, these two vessels will be consolidated within the fully owned fleet of the Company and only one vessel will remain in a JV.

Board Chairman Michael Jolliffe Commented

The results that were announced today point to a strong start to the year and underpin our confidence in sustaining the momentum we have built over the last years, throughout 2025. It is no doubt a period of uncertainty and in such periods, among other things, there is reluctance by charterers to commit longer term. With the latest developments, we expect trade flows to normalize and sentiment to improve as the fundamentals of LPG shipping continue to be positive. In this volatile environment Stealthgas remains steadfast in its strategy and has all but eliminated its financial risk, being net debt free after having made over $50 million in debt repayments during this year and having 27 out of 28 vessels unencumbered. At the same time in order to return value to our shareholders, we have begun buying back shares, spending $1.8 million in share repurchases since March. Overall under the current program the Company has spent over $21.2 million in share repurchases since June 2023.

Conference Call details:

On May 28, 2025 at 10:00 am ET, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Conference call participants should pre-register using the below link to receive the dial-in numbers and a personal PIN, which are required to access the conference call.

https://register-conf.media-server.com/register/BI2ab472844539410f8650314c8df8fdaf

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About STEALTHGAS INC.

StealthGas Inc. is a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry. StealthGas Inc. has a fleet of 31 LPG carriers, including three Joint Venture vessels in the water. These LPG vessels have a total capacity of 349,170 cubic meters (cbm). StealthGas Inc.’s shares are listed on the Nasdaq Global Select Market and trade under the symbol “GASS.”

Visit our website at www.stealthgas.com

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, geopolitical conditions, including any trade disruptions resulting from tariffs and other protectionist measures imposed by the United States or other countries, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in STEALTHGAS INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, the conflict in Israel and Gaza, potential disruption of shipping routes due to ongoing attacks by Houthis in the Red Sea and Gulf of Aden or accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

Fleet List

For information on our fleet and further information:

Visit our website at www.stealthgas.com

Company Contact:

Konstantinos Sistovaris

STEALTHGAS INC.

00-30-210-6250-001

E-mail: info@stealthgas.com

Fleet Data:

The following key indicators highlight the Company’s operating performance during the periods ended March 31, 2024 and 2025.

FLEET DATA	Q1 2024	Q1 2025
Average number of vessels (1)	27.04	28.00
Period end number of owned vessels in fleet	27	28
Total calendar days for fleet (2)	2,461	2,520
Total voyage days for fleet (3)	2,439	2,500
Fleet utilization (4)	99.1%	99.2%
Total charter days for fleet (5)	2,232	2,118
Total spot market days for fleet (6)	207	382
Fleet operational utilization (7)	97.7%	94.0%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4)	Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days and is determined by dividing voyage days by fleet calendar days for the relevant period.

5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.

6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.

7)

Fleet operational utilization is the percentage of time that our vessels generated revenue and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net income represents net income before loss/gain on derivatives excluding swap interest paid/received, impairment loss, net gain/loss on sale of vessels and share based compensation. EBITDA represents net income before interest and finance costs, interest income and depreciation. Adjusted EBITDA represents net income before interest and finance costs, interest income, depreciation, impairment loss, net gain/loss on sale of vessels, share based compensation and loss/gain on derivatives.

Adjusted EPS represents Adjusted net income divided by the weighted average number of shares.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis, upon which we and our investors assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide investors with a means of better evaluating and understanding our operating performance.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA, Adjusted net income and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

(Expressed in United States Dollars, except number of shares)	Three Months Period Ended March 31st,
	2024	2025
Net Income - Adjusted Net Income
Net income	17,729,716	14,107,680
Less gain on derivatives	(99,286)	—
Plus swap interest received	208,127	—
Less gain on sale of vessels, net	(46,384)	—
Plus impairment loss	—	488,400
Plus share based compensation	1,345,409	1,540,402
Adjusted Net Income	19,137,582	16,136,482
Net income – EBITDA
Net income	17,729,716	14,107,680
Plus interest and finance costs	3,169,061	1,415,605
Less interest income	(753,396)	(752,471)
Plus depreciation	6,492,376	6,653,460
EBITDA	26,637,757	21,424,274
Net income - Adjusted EBITDA
Net income	17,729,716	14,107,680
Less gain on derivatives	(99,286)	—
Less gain on sale of vessels, net	(46,384)	—
Plus impairment loss	—	488,400
Plus share based compensation	1,345,409	1,540,402
Plus interest and finance costs	3,169,061	1,415,605
Less interest income	(753,396)	(752,471)
Plus depreciation	6,492,376	6,653,460
Adjusted EBITDA	27,837,496	23,453,076
EPS - Adjusted EPS
Net income	17,729,716	14,107,680
Adjusted net income	19,137,582	16,136,482
Weighted average number of shares, basic	35,119,500	35,725,720
EPS - Basic	0.49	0.38
Adjusted EPS – Basic	0.53	0.44

StealthGas Inc.

Unaudited Condensed Consolidated Statements of Income

(Expressed in United States Dollars, except for number of shares)

	Three Months Period Ended March 31,
	2024	2025
Revenues
Revenues	41,563,908	42,025,987
Expenses
Voyage expenses	2,345,200	4,573,956
Voyage expenses - related party	513,247	518,440
Vessels’ operating expenses	11,235,359	13,282,235
Vessels’ operating expenses - related party	241,500	228,200
Drydocking costs	—	412,620
Management fees - related party	1,053,719	1,080,001
General and administrative expenses	2,213,853	2,165,709
Depreciation	6,492,376	6,653,460
Impairment loss	—	488,400
Net gain on sale of vessels	(46,384)	—

Total expenses	24,048,870	29,403,021

Income from operations	17,515,038	12,622,966

Other (expenses)/income
Interest and finance costs	(3,169,061)	(1,415,605)
(Loss)/gain on derivatives	99,286	—
Interest income	753,396	752,471
Foreign exchange (loss)/gain	(49,044)	(26,484)

Other expenses, net	(2,365,423)	(689,618)

Income before equity in earnings of investees	15,149,615	11,933,348
Equity earnings in joint ventures	2,580,101	2,174,332

Net Income	17,729,716	14,107,680

Earnings per share
- Basic	0.49	0.38

- Diluted	0.49	0.39

Weighted average number of shares
- Basic	35,119,500	35,725,720

- Diluted	35,247,529	35,764,990

StealthGas Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31,	March 31,
	2024	2025
Assets
Current assets
Cash and cash equivalents	80,653,398	74,392,306
Trade and other receivables	6,156,300	7,253,738
Other current assets	193,265	422,168
Claims receivable	55,475	55,475
Inventories	3,891,147	3,198,028
Advances and prepayments	733,212	549,263
Fair value of derivatives	387,608	280,577

Total current assets	92,070,405	86,151,555

Non current assets
Operating lease right-of-use assets	—	202,362
Vessels, net	608,214,416	601,072,556
Other receivables	370,053	237,561
Restricted cash	3,867,752	2,734,442
Investments in joint ventures	27,717,238	27,257,570

Total non current assets	640,169,459	631,504,491

Total assets	732,239,864	717,656,046

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related parties	388,130	3,039,119
Trade accounts payable	10,994,434	10,485,931
Accrued liabilities	4,922,587	5,119,206
Operating lease liabilities	—	120,938
Deferred income	4,304,667	5,882,276
Current portion of long-term debt	23,333,814	20,722,094

Total current liabilities	43,943,632	45,369,564

Non current liabilities
Operating lease liabilities	—	81,424
Deferred income	213,563	586,577
Long-term debt	61,555,855	30,251,709

Total non current liabilities	61,769,418	30,919,710

Total liabilities	105,713,050	76,289,274

Commitments and contingencies
Stockholders’ equity
Capital stock	370,414	371,664
Treasury stock	—	(1,057,343)
Additional paid-in capital	409,912,934	411,808,336
Retained earnings	215,855,858	229,963,538
Accumulated other comprehensive income	387,608	280,577

Total stockholders’ equity	626,526,814	641,366,772

Total liabilities and stockholders’ equity	732,239,864	717,656,046

StealthGas Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	Three Months Period Ended March 31,
	2024	2025
Cash flows from operating activities
Net income for the period	17,729,716	14,107,680
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	6,492,376	6,653,460
Amortization of deferred finance charges	258,295	508,464
Amortization of operating lease right-of-use assets	24,745	29,194
Share based compensation	1,345,409	1,540,402
Change in fair value of derivatives	108,840	—
Proceeds from disposal of interest rate swaps	1,018,000	—
Equity earnings in joint ventures	(2,580,101)	(2,174,332)
Dividends received from joint ventures	—	2,634,000
Impairment loss	—	488,400
Gain on sale of vessels	(46,384)	—
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(35,143)	(964,946)
Other current assets	129,193	(228,903)
Inventories	353,756	693,119
Changes in operating lease liabilities	(24,745)	(29,194)
Advances and prepayments	(159,743)	183,949
Increase/(decrease) in
Balances with related parties	(1,390,625)	2,650,989
Trade accounts payable	(475,368)	(508,503)
Accrued liabilities	240,202	196,619
Deferred income	688,600	1,950,623

Net cash provided by operating activities	23,677,023	27,731,021

Cash flows from investing activities
Proceeds from sale of vessels, net	34,679,584	—
Acquisition and improvements of vessels	(96,413,470)	—
Advances to joint ventures	(1,705)	—

Net cash used in investing activities	(61,735,591)	—

Cash flows from financing activities
Proceeds from exercise of stock options	356,250	356,250
Stock repurchase	(338,176)	(1,057,343)
Deferred finance charges paid	(22,167)	—
Advances to joint ventures	(11,848)	—
Loan repayments	(32,045,235)	(34,424,330)
Proceeds from long-term debt	70,000,000	—

Net cash provided by/(used in) financing activities	37,938,824	(35,125,423)

Net decrease in cash, cash equivalents and restricted cash	(119,744)	(7,394,402)
Cash, cash equivalents and restricted cash at beginning of period	83,755,701	84,521,150

Cash, cash equivalents and restricted cash at end of period	83,635,957	77,126,748

Cash breakdown
Cash and cash equivalents	77,085,417	74,392,306
Restricted cash, current	—	—
Restricted cash, non current	6,550,540	2,734,442

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	83,635,957	77,126,748